UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

 REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2020

Commission File Number 001-36487

Atlantica Yield plc
(Exact name of Registrant as Specified in its Charter)

Not Applicable
(Translation of Registrant’s name into English)

Great West House, GW1, 17th floor
Great West Road
Brentford, TW8 9DF
United Kingdom
Tel.: +44 203 499 0465

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report on Form 6-K is incorporated by reference into  the Registration Statement on Form F-3 of the Registrant filed with the Securities and Exchange Commission on August 6, 2018 (File 333-226611).

April 2, 2020 – Atlantica Yield plc (“Atlantica”) today announced that its 2020 Annual General Meeting (“AGM”) will be held on May 5, 2020 at c/ Francisco Silvela 42, 4 floor 28028 Madrid, Spain with satellite meeting places at Great West House, GW1, 17th Floor, Great West Road, Brentford TW8 9DF, United Kingdom (“UK”) and Skadden Arps Slate Meagher & Flom LLP, 222 Bay Street, Suite 1750, Toronto ON M5K 1J5, Canada. The notice is attached as an exhibit.

Atlantica is closely monitoring the COVID-19 situation, including relevant government measures, and will continue to do so in the lead up to the AGM. In light of the current government measures in the UK, Spain and Canada on staying at home and away from others (social distancing) to reduce the transmission of COVID-19, and specifically the avoidance of gatherings and non-essential use of public transport, shareholders are advised not to attend the meeting in person this year if the measures continue to be the same or even more restrictive. As such, Atlantica's board of directors (“Board”) urges all shareholders to appoint a proxy as early as possible in order to vote on the matters being considered at the meeting. To facilitate attendance and voting by proxy holders, the AGM will be held at the three locations set out above, in the UK, Spain and Canada.

In this AGM Atlantica is seeking, among other things, approval for the re-election of some of its Board members. In accordance with Article 73.1 of Atlantica's Articles of Association, five members of the Board are required to retire at the AGM. Only four of the retiring Board members are standing for re-election by the shareholders at the AGM as Daniel Villalba has decided not to stand for re-election at the forthcoming AGM. The Board would like to thank Mr. Villalba for his contributions as Chairman of the Board, member of several Board Committees and independent director since the incorporation of Atlantica.

Exhibits

Exhibit No.	Document
99.1	Notice of Atlantica Yield plc Annual General Meeting 2020

Chief Financial Officer Francisco Martinez-Davis E ir@atlanticayield.com	Investor Relations & Communication Leire Perez E ir@atlanticayield.com T +44 20 3499 0465

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLANTICA YIELD PLC

/s/ Santiago Seage
Name: Santiago Seage
Title: Chief Executive Officer

Date: April  2, 2020